                                                                    EXHIBIT 99.4

                         AMENDMENT TO EARN-IN AGREEMENT
                         (OYU TOLGOI PROJECT, MONGOLIA)

THIS AMENDING AGREEMENT is made and effective the 13th day of March, 2002, by and between:

         IVANHOE MINES LTD., a corporation incorporated under the laws of the Yukon Territory, Canada ("IVANHOE CANADA"),

         IVANHOE MINES MONGOLIA INC. LTD., ("XXK"), a company incorporated under the laws of Mongolia ("IVANHOE MONGOLIA")

         (collectively referred to as "IVANHOE")

         and

         BHP MINERALS INTERNATIONAL EXPLORATION INC., a company incorporated under the laws of the state of Delaware, USA ("BHP")

                                  INTRODUCTION

A. BHP and Ivanhoe Canada are parties to an Earn-in Agreement made effective as of the 5th day of May, 2000 (the "Earn-in Agreement"); and

B. BHP and Ivanhoe wish to amend the Earn-in Agreement on the terms set forth in this amending agreement (the "Amendment") including making Ivanhoe Mongolia a party hereto.

NOW THEREFORE, in consideration of the covenants and agreements set forth herein, the parties agree to amend the Earn-In Agreement as follows:

1.       DEFINITIONS AND INTERPRETATION

1.1 Unless otherwise defined in this Amendment, all terms denoted with initial capital letters in this Amendment have the meanings ascribed to them in the Earn-in Agreement.

1.2 In this Amendment, the following terms will have the meanings ascribed thereto:

         "Central Oyu Chalcocite Resource Area" means, for purposes of determining the Outside Areas referred to in sections 3.1 and 3.5 and the Central Oyu mineralized portion of the Licensed Area referred to in section 4.2, that portion of the Licensed Area described in Exhibit
         "D".

         "Ivanhoe License" means mineral exploration license 3677X issued on September 10, 2001 to Ivanhoe Mongolia pursuant to the applicable mining laws of Mongolia, a copy of which is attached as Exhibit "A".

         "Original License" means mineral exploration license number 210 issued on February 17, 1997 to a Mongolian branch of BHP and re-registered to a Mongolian branch of BHP as mineral exploration license number 66X on August 8, 1997, all pursuant to the applicable mining laws of Mongolia, a copy of which is attached as Exhibit "A".

         "Supplemental Licenses" means mineral exploration license numbers 66X-1, 66X-2 and 66X-3 issued on September 18, 2000 to a Mongolian branch of BHP, all pursuant to the applicable mining laws of Mongolia, a copy of which is attached as Exhibit "A".

1.3 The definition of "Licensed Area" in Section 1.1 of the Earn-in Agreement is hereby deleted in its entirety and replaced by the following:

         " "Licensed Area" means, at any particular time, the geographical areas then subject to,

         (i)      the Original License and the Supplemental Licenses,

         (ii) the Ivanhoe License but only to the extent that such areas were subject to the Original License on the Effective Date, and

         (iii) any successor mineral tenure in respect of the area subject to the Original License on the Effective Date, including but not limited to the Supplemental Licenses and, subject to the geographical limitation in subparagraph (ii) above, the Ivanhoe License issued pursuant to the applicable mining laws of Mongolia."

         BHP and Ivanhoe hereby acknowledge and agree that, as of the date of this Amendment, the Licensed Area is described by the coordinates set forth in Exhibit "C".

1.4 The definition of "Outside Areas" in Section 1.1 of the Earn-in Agreement is hereby deleted in its entirety and replaced by the following:

         " "Outside Areas" means the Licensed Area excluding the Central Oyu Chalcocite Resource Area."

1.5 Section 1.3 of the Earn-in Agreement is hereby deleted in its entirety and replaced by the following:

         "EXHIBITS

         1.3 Attached to and forming part of this Agreement are the following exhibits:

         Exhibit "A" - Copies of Original License, Supplemental Licenses and Ivanhoe License.

         Exhibit "B" - List of Vehicles and Field Equipment.

         Exhibit "C' - Description of Coordinates of Licensed Area on the effective date of the Amendment.

         Exhibit "D" - Description of Coordinates of Central Oyu Chalcocite Resource Area.

         Exhibit "E" - Terms and Conditions of BHP Royalty.

         Exhibit "F" - Location Map of the Oyu Tolgoi Project Areas"

2.       EARN-IN RIGHTS AND OBLIGATIONS

2.1 BHP and Ivanhoe hereby acknowledge and agree that Ivanhoe has fully performed the Earn-in Obligations within the Earn-in Period and has earned a one hundred percent (100%) participating interest in the Original License and the Supplemental Licenses.

2.2 BHP and Ivanhoe hereby acknowledge and agree that, as of December 31, 2001, Ivanhoe has incurred Expenditures in respect of the Second Phase Exploration Program in the aggregate amount of US$1,323,086 (the "Second Phase Expenditure Credit") and that the Second Phase Expenditure Credit is not subject to audit under Section 3.9 of the Earn-in Agreement.

2.3 BHP hereby agrees that Ivanhoe may reduce the amount secured by the letter of credit described in Section 3.4(b) of the Earn-in Agreement by an amount equal to the Second Phase Expenditure Credit BHP hereby covenants to cooperate with Ivanhoe in effecting such reduction in an expeditious and efficient manner.

3.       BHP ROYALTY

3.1 BHP and Ivanhoe hereby acknowledge and agree that the terms and conditions governing the calculation and payment of the BHP Royalty are as set out in Exhibit "E".

4.       SECOND PHASE EXPLORATION PROGRAM

4.1 Ivanhoe and BHP hereby acknowledge and agree that, notwithstanding anything to the contrary in the Earn-in Agreement, the Second Phase Exploration Program will be deemed to have been completed on the later of the following dates:

         (a) the sixtieth (60th) day following the date (the "Completion Date") upon which Ivanhoe certifies in writing to BHP that Ivanhoe has incurred Expenditures in respect of the Second Phase Exploration Program equal to or greater than the difference between US$3,000,000 and the Second Phase Expenditure Credit; or

         (b) the sixtieth (60th) day following the date upon which Ivanhoe certifies in writing to BHP that Ivanhoe has delivered to BHP copies of all geological reports, evaluations, information and other technical and geological data (the "Data") obtained pursuant to all Expenditures made on or before the Completion Date in respect of the Second Phase Exploration Program. The Data shall be delivered to BHP in both a paper format and one of the following digital formats; (i) MicroSoft Word, (ii) MicroSoft Excel, (iii) MicroSoft Access or (iv) CorelDraw.

4.2 Subject to its audit rights under Section 3.9 of the Earn-In Agreement, BHP will, as soon as practicable following the completion of the Second Phase Exploration Program, return to, or to the direction of, Ivanhoe the letter of credit referred to in Section 3.4(b) of the Earn-in Agreement.

5.       ADDITION OF IVANHOE MONGOLIA AS A PARTY

5.1 At the request of Ivanhoe Canada, BHP agrees to assign the Original and Supplemental Licenses to Ivanhoe Mongolia, and Ivanhoe Mongolia hereby agrees to be jointly and severally liable with Ivanhoe Canada for all obligations of Ivanhoe Canada pursuant to the Earn-In Agreement, as herein amended, and such assignment.

6.       RATIFICATION

6.1 Except as specifically amended and modified by this Amendment, the Earn-in Agreement remains in full force and effect.

IN WITNESS WHEREOF the parties have executed this Amendment effective as of the date first above written.

IVANHOE MINES LTD.

Per: "Daniel Kunz"

      ____________________________
      Name

      President
      Title

IVANHOE MINES MONGOLIA INC., LTD.

Per: "Daniel Kunz"

      ____________________________
      Name

      Director
      Title

BHP MINERALS INTERNATIONAL EXPLORATION INC.

Per: "Earl K. Moore"

     _____________________________
     Name

     Vice President
     Title

                                   EXHIBIT "A"

                                ORIGINAL LICENSE

                              SUPPLEMENTAL LICENSES

                                 IVANHOE LICENSE

                                   EXHIBIT "B"

                          VEHICLES AND FIELD EQUIPMENT

                                   EXHIBIT "C"

          DESCRIPTION OF COORDINATES OF LICENSED AREA ON THE EFFECTIVE
                              DATE OF THE AMENDMENT

                                     PAGE 1

                   BOUNDARIES OF THE 66X TENEMENT OYU TOLGOI

---------------------------------------------------
     Longitude                       Latitude
---------------------------------------------------
106 degrees 47' 30"             42 degrees 58' 30"
---------------------------------------------------
106 degrees 55' 00"             43 degrees 03' 00"
---------------------------------------------------
106 degrees 47' 30"             43 degrees 03' 00"
---------------------------------------------------
106 degrees 55' 00"             42 degrees 58' 30"
---------------------------------------------------

                    BOUNDARIES OF THE 66-1X TENEMENT MANAKHT

---------------------------------------------------
     Longitude                       Latitude
---------------------------------------------------
106 degrees 38' 00"            42 degrees 54' 00"
---------------------------------------------------
106 degrees 44' 00"            42 degrees 57' 00"
---------------------------------------------------
106 degrees 38' 00"            42 degrees 57' 00"
---------------------------------------------------
106 degrees 44' 00"            42 degrees 54' 00"
---------------------------------------------------

                    BOUNDARIES OF THE 66-2X TENEMENT HOH HAD

---------------------------------------------------
     Longitude                      Latitude
---------------------------------------------------
106 degrees 51' 30"            42 degrees 55' 30"
---------------------------------------------------
106 degrees 55' 00"            42 degrees 57' 30"
---------------------------------------------------
106 degrees 51' 30"            42 degrees 57' 30"
---------------------------------------------------
106 degrees 55' 00"            42 degrees 55' 30"
---------------------------------------------------

                   BOUNDARIES OF THE 66-3X TENEMENT ULAAN UUL

-------------------------------------------------
     Longitude                      Latitude
-------------------------------------------------
106 degrees 30' 00"            42 degrees 54' 00"
-------------------------------------------------
106 degrees 30' 00"            43 degrees 00' 00"
-------------------------------------------------
106 degrees 36' 00"            43 degrees 00' 00"
-------------------------------------------------
106 degrees 36' 00"            42 degrees 54' 00"
-------------------------------------------------

                                  EXHIBIT "C"
                                     PAGE 2

     BOUNDARIES OF THE 3677X TENEMENT LYING WITHIN THE ORIGINAL TENEMENT 66X
                      (ORIGINAL OYU TOLGOI LICENSED AREA)

-----------------------------------------------
    LONGITUDE                    LATITUDE
-----------------------------------------------
106 degrees 30' 00"          42 degrees 54' 00"
-----------------------------------------------
106 degrees 36' 00"          42 degrees 54' 00"
106 degrees 36' 00"          42 degrees 55' 30"
-----------------------------------------------
106 degrees 38' 00"          42 degrees 55' 30"
-----------------------------------------------
106 degrees 38' 00"          42 degrees 54' 00"
-----------------------------------------------
106 degrees 44' 00"          42 degrees 54' 00"
-----------------------------------------------
106 degrees 44' 00"          42 degrees 55' 30"
-----------------------------------------------
107 degrees 00' 00"          42 degrees 55' 30"
-----------------------------------------------
107 degrees 00' 00"          42 degrees 47' 00"
-----------------------------------------------
106 degrees 30' 00"          42 degrees 47' 00"
-----------------------------------------------
106 degrees 30' 00"          42 degrees 54' 00"
-----------------------------------------------

 NOTE - Latitudes and longitudes quoted above are based on the "Krasovsky 1942"
               ellipsoid, and reflect the values on Mongolian mineral tenement licenses.

                                   EXHIBIT "D"

                             COORDINATES OF CENTRAL
                          OYU CHALCOCITE RESOURCE AREA

------------------------------
UTM ZONE 48        UTM ZONE 48
------------------------------
  650526E           4763595N
------------------------------
  651626E           4763595N
------------------------------
  651626E           4764395N
------------------------------
  650526E           4764395N
------------------------------

                                   EXHIBIT "E'

                             TERMS AND CONDITIONS OF
                                  BHP ROYALTY

All terms denoted with initial capital letters used but not defined herein shall have the meanings ascribed to them in the Earn-in Agreement made effective as of the 5th day of May, 2000, as amended effective the 13th day of March, 2002.

1.       INTERPRETATION

1.1      In this Exhibit:

         (a) "ANNUAL REPORT" means a report certified by Ivanhoe's chief accounting or financial officer showing, in respect of the Operating Year to which the report relates, all Revenues, Costs, BHP Royalty payments, year-end adjustments affecting the BHP Royalty paid or to be paid and all other matters taken into account in the calculation of the BHP Royalty;

         (b) "COSTS" means all smelting, refining, marketing and transportation costs incurred in respect of Products including, without duplication,

                  (i) smelting costs, treatment charges and penalties including, without limitation, metal losses, penalties for impurities and charges for refining, selling and transportation from smelter to refinery and from refinery to market,

                  (ii) costs of transporting Products from the Property to a concentrator or other place of treatment,

                  (iii) costs of transporting Products from the concentrator to a smelter or other place of treatment.

         (c) "NET SMELTER RETURNS" means the amount by which Revenues exceed Costs;

         (d)      "OPERATING QUARTER" means a fiscal quarter of an Operating
                  Year;

         (e) "OPERATING YEAR" means a fiscal year of Ivanhoe commencing on January 1 and ending on December 31;

         (f) "PRODUCTS" means all ores, minerals, mineral concentrates, metals, chemical by-products and refinements or partial refinements thereof produced from the Property;

         (g) "PROPERTY" means the location or locations within the Licensed Area from which Products are extracted;

         (h) "REVENUES" means the gross amount of money received from the sale of Products (which for greater certainty shall include any insurance proceeds received related to Products that are lost).

1.2 All calculations and computations relating to the BHP Royalty shall be carried out in accordance with Canadian generally accepted accounting principles to the extent that such principles are not inconsistent with the provisions of this Exhibit.

1.3 All Costs shall be at competitive commercial rates and if the Products are treated at a smelter, refinery, mint or other form of processing facility owned, operated or controlled by Ivanhoe or an affiliate of Ivanhoe, all Costs shall be equivalent to the prevailing competitive commercial rates charged by similar smelters, refineries, mints or other processing facilities, as the case may be, in arm's length transactions for the treatment of like quantities and quality of Products.

1.4 The determination of Net Smelter Returns hereunder will take into account all Products and is based on the premise that such Products will be developed solely on the Property. No Products shall be mixed, blended or commingled with ores, minerals, mineral concentrates, metals, chemical by-products, refinements or partial refinements from other mining properties ("Other Products") until such time as BHP and Ivanhoe have agreed in writing, in accordance with recognized industry standards, to the specific procedures and controls, including but not limited to assaying and umpiring methods, to be used to calculate the contents of the Products and the Other Products prior to any mixing, blending or commingling of the Products with Other Products.

2.       BHP ROYALTY

2.1 Ivanhoe shall pay to BHP the BHP Royalty, calculated and payable in accordance with this Exhibit.

3.       CALCULATION AND PAYMENT OF BHP ROYALTY

3.1      Within 30 days after the end of each Operating Quarter, Ivanhoe will:

         (a)      calculate Net Smelter Returns in respect of the Operating
                  Quarter;

         (b) calculate the amount payable to BHP on account of the BHP Royalty based upon Net Smelter Returns for the Operating Quarter; and

         (c) pay to BHP the amount payable on account of the BHP Royalty for that Operating Quarter.

         Each payment will be accompanied by a statement showing, in reasonable detail, the calculation of Net Smelter Returns and will be subject to adjustment based upon any documented changes to the amounts used in calculating the BHP Royalty in the statement for the previous Operating Quarter and in the Annual Report for the Operating Year.

3.2 Within 90 days after the end of each Operating Year Ivanhoe will calculate cumulative Net Smelter Returns in respect of the entire Operating Year and will deliver to BHP an Annual Report in respect of the Operating Year. Any adjustments to the amounts paid or payable to BHP on account of the BHP Royalty in respect of the Operating Year then ended will be credited to or deducted from the amount payable in respect of the first Operating Quarter of the following Operating Year.

3.3 BHP will have 90 days from the date it receives the Annual Report to question the accuracy thereof by notice in writing to Ivanhoe, failing which the Annual Report will be deemed to be final and correct.

4.       AUDITS

4.1 If any quarterly statement or the Annual Report is questioned by BHP, and if such questions cannot be resolved between BHP and Ivanhoe, BHP will have 9 months from the date it receives the quarterly statement or Annual Report in question to have that statement or Annual Report audited.

4.2 The audit will be final and determinative of the calculation of the BHP Royalty for the period covered by such audit and will be binding on BHP and Ivanhoe. Any overpayment of the BHP Royalty will be deducted from future payments and any underpayment will be paid to BHP forthwith.

4.3 The costs of the audit will be borne by BHP if the quarterly statement or Annual Report overstated the BHP Royalty payable or understated the BHP Royalty payable by not more than 2% and will be borne by Ivanhoe if the quarterly statement or Annual Report understated the BHP Royalty payable by greater than 2%.

4.4 BHP will be entitled to examine, on reasonable notice and during normal business hours, such books and records as are reasonably necessary to verify the payment to BHP of the BHP Royalty from time to time, provided however that such examination shall not unreasonably interfere with or hinder Ivanhoe's operations.

5.       DISPUTES

5.1 Any matter in dispute under this Exhibit will be determined by a single arbitrator to be appointed by mutual agreement of Ivanhoe and BHP, either of whom may refer any matter in dispute under this Exhibit to arbitration by written notice to the other party and, within 30 days after receipt of such notice, the parties will agree on the appointment of an arbitrator, who shall be capable of commencing the arbitration within 21 days of his appointment. No person will be appointed as an arbitrator hereunder unless such person agrees in writing to act. If the parties cannot agree on a single arbitrator, either party may request the Supreme Court of British Columbia to appoint a single arbitrator in accordance with the Commercial Arbitration Act of the Province of British Columbia (the "Act").

5.2 Except as otherwise hereafter specifically provided, any arbitration hereunder will be conducted in accordance with the Act. The arbitrator will fix a time and place in Vancouver, British Columbia for the purpose of hearing the evidence and representations of the parties, all of which will be in camera, and he will preside over the arbitration and determine all questions of procedure not provided for under the Act or this Exhibit. After hearing any evidence and representations that the parties may submit, the arbitrator will make an award and reduce the same to writing and deliver one copy hereof to each of the parties. The award will be kept confidential by the parties except as disclosure is required by applicable securities laws. The decision of the arbitrator will be made within 45 days after his appointment, subject to any reasonable delay due to unforeseen circumstances. The expense of the arbitration will be paid as specified in the award. The parties agree that the award of the single arbitrator shall be final and finding upon each of them and will not be subject to appeal.

                                   EXHIBIT "F"

                              LOCATION MAP OF THE

                            OYU TOLGOI PROJECT AREAS

                            [OYU TOLGOI PROJECT MAP]